FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

MITALCO SELLS ITS MINORITY INTEREST IN INTALCO AND

EASTALCO SMELTERS IN WASHINGTON AND MARYLAND U.S.A.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 30, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

June 30, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

MITALCO SELLS ITS MINORITY INTEREST IN INTALCO AND EASTALCO

SMELTERS IN WASHINGTON AND MARYLAND U.S.A.

Mitsui & Co., Ltd. announced today that one of its United States subsidiaries, Mitalco Inc., reached agreement to sell its 32 percent stake in Intalco and Eastalco aluminum smelters to Alcoa Inc. Intalco and Eastalco are located in Ferndale, Washington, and Frederick, Maryland.

The Eastalco smelter was idled in December 2005 because it could not secure a competitively priced long-term electrical power arrangement. As to the Intalco smelter, its current power contract will expire in October 2006. Taking the deterioration in power procurement conditions into account, Mitsui negotiated with Alcoa and others to sell Mitsui’s interest and liabilities in both smelters, and now it has reached an agreement with Alcoa. YKK Corporation in Tokyo has also reached agreement to sell the 7 percent interest held by its United States affiliate to Alcoa.

Mitsui has previously reported impairment losses on those relevant assets, and does not expect any additional losses to be recognized in its consolidated operating results for the year ending March 2007 due to this transaction.

Mitsui regards aluminum as a very important material and expects stable demand increases worldwide. Mitsui’s strategy of being aggressively involved in aluminum investments as one of its core business activities remains unchanged, and the company will continue to pursue new investment opportunities as well as to expand current investments in aluminum.

Attachment: Summary of Mitalco Inc. and Alcoa Inc.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7562

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment: Summary of Mitalco Inc. and Alcoa Inc.

Summary of Mitalco Inc.

1.	Name:	Mitalco Inc.

2.	Established:	September 21, 1988

3.	Shareholders:	Mitsui & Co., Ltd 80%
Mitsui & Co. (U.S.A.), Inc. 20%

4.	Main Business Scope: Manufacturing and Marketing of Aluminum metal

5.	Main Plants and Equipment :

Intalco Plant (Washington state; Annual Output Capacity, 278,000 metric tons)

Eastalco Plant (Maryland state; Annual Output Capacity, 150,000 metric tons)

Mitalco was entitled to take a maximum of 150 metric tons of aluminum metal annually when both Intalco and Eastalco plant were operating at full capacity.

6.	Project Summary

Mitalco owned 32% undivided interest in Intalco and Eastalco plant respectively. Other partners: Alcoa, 61%; YKK’s affiliate, Alumerica Inc., 7%.

Summary of Alcoa Inc.

Alcoa is the world’s largest producer of primary aluminum, fabricated aluminum and alumina. It was founded in1952 (Representative: Alain Belda, Chairman and CEO). It has 129,000 employees in 42 countries. Sales in 2005 amounted to $26.2 billion. It produced 3.35 million tons of primary aluminum and 14.6 million tons of alumina. Its corporate stock is listed on the New York Stock Exchange, and its current market value is $27.7 billion (as of 31/May/2006).